Exhibit 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2008
Excluding interest on deposits
Income before income tax expense and extraordinary gain	$2,773

Fixed charges:
Interest expense	19,693
One-third of rents, net of income from subleases (a)	507

Total fixed charges	20,200

Add: Equity in undistributed loss of affiliates	623

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest	$23,596

Fixed charges, as above	$20,200

Ratio of earnings to fixed charges	1.17

Including interest on deposits
Fixed charges, as above	$20,200
Add: Interest on deposits	14,546

Total fixed charges and interest on deposits	$34,746

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest, as above	$23,596
Add: Interest on deposits	14,546

Total income before income tax expense and extraordinary gain, fixed charges and interest on deposits	$38,142

Ratio of earnings to fixed charges	1.10

(a)	The proportion deemed representative of the interest factor.